                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2001

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into english)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                    FORM 20-F [X]           FORM 40-F [ ]



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                           YES [ ]          NO [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               SECOND QUARTER 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                                           Page
                                                                           ----

Consolidated Statements of Operations for the Second                         1
Quarters and Six Months Ended June 30, 2001 and 2000

Consolidated Balance Sheets as of June 30, 2001 and                          2
December 31, 2000

Consolidated Statements of Cash Flows for the Six                            3
Months Ended June 30, 2001 and 2000

Notes to the Consolidated Financial Statements                               4

Management's Discussion and Analysis of Financial                            8
Condition and Results of Operations

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

               (unaudited, in thousands, except per share amounts)


                                                           Second Quarter Ended June 30,             Six Months Ended June 30,
                                                          -------------------------------         -------------------------------
                                                             2001                2000                2001                 2000
                                                          -----------         -----------         -----------         -----------
REVENUES                                                  $   821,674         $   680,731         $ 1,548,552         $ 1,388,517
                                                          -----------         -----------         -----------         -----------
EXPENSES
     Operating                                                504,003             390,599             960,342             793,778
     Marketing, selling and administrative                    107,469             104,273             220,259             212,688
     Depreciation and amortization                             74,927              54,663             142,592             111,219
                                                          -----------         -----------         -----------         -----------
                                                              686,399             549,535           1,323,193           1,117,685
                                                          -----------         -----------         -----------         -----------
OPERATING INCOME                                              135,275             131,196             225,359             270,832
                                                          -----------         -----------         -----------         -----------
OTHER INCOME (EXPENSE)
     Interest income                                            4,945               2,510              11,742               3,883
     Interest expense, net of capitalized interest            (63,279)            (31,348)           (122,534)            (63,326)
     Other income (expense)                                     4,772               5,900              19,643               2,397
                                                          -----------         -----------         -----------         -----------
                                                              (53,562)            (22,938)            (91,149)            (57,046)
                                                          -----------         -----------         -----------         -----------
NET INCOME                                                $    81,713         $   108,258         $   134,210         $   213,786
                                                          ===========         ===========         ===========         ===========

EARNINGS PER SHARE:
     Basic                                                $      0.43         $      0.57         $      0.70         $      1.13
                                                          ===========         ===========         ===========         ===========
     Diluted                                              $      0.42         $      0.56         $      0.69         $      1.11
                                                          ===========         ===========         ===========         ===========

WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic                                                    192,209             190,951             192,185             186,709
                                                          ===========         ===========         ===========         ===========
     Diluted                                                  193,093             192,002             193,304             192,635
                                                          ===========         ===========         ===========         ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS

                        (in thousands, except share data)



                                                                                                     As of
                                                                                        ---------------------------------
                                                                                         June 30,            December 31,
                                                                                           2001                  2000
                                                                                        -----------           -----------
                                                                                        (unaudited)
                                                  ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                            $   819,087           $   177,810
   Trade and other receivables, net                                                          78,262                53,609
   Inventories                                                                               32,913                30,115
   Prepaid expenses and other                                                                75,506                49,185
                                                                                        -----------           -----------
        Total current assets                                                              1,005,768               310,719

PROPERTY AND EQUIPMENT - at cost less accumulated
     depreciation and amortization                                                        7,716,393             6,831,809
GOODWILL - less accumulated amortization of $133,399 and
     $128,192, respectively                                                                 283,767               288,974
OTHER ASSETS                                                                                582,673               396,963
                                                                                        -----------           -----------
                                                                                        $ 9,588,601           $ 7,828,465
                                                                                        ===========           ===========

                                          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt                                                    $    45,748           $   109,926
   Accounts payable                                                                         166,928               158,143
   Accrued expenses and other liabilities                                                   237,014               200,900
   Customer deposits                                                                        630,635               443,411
                                                                                        -----------           -----------
        Total current liabilities                                                         1,080,325               912,380

LONG-TERM DEBT                                                                            4,714,202             3,300,170
OTHER LONG-TERM LIABILITIES                                                                  91,593                    --


COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY
   Common stock ($.01 par value; 500,000,000 shares authorized;
         192,216,675 and 192,122,088 shares issued)                                           1,923                 1,921
   Paid-in capital                                                                        2,044,725             2,043,111
   Retained earnings                                                                      1,661,159             1,576,921
   Accumulated other comprehensive income                                                       992                    --
   Treasury stock (455,352 and 435,180 common shares at cost)                                (6,318)               (6,038)
                                                                                        -----------           -----------
        Total shareholders' equity                                                        3,702,481             3,615,915
                                                                                        -----------           -----------
                                                                                        $ 9,588,601           $ 7,828,465
                                                                                        ===========           ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (unaudited, in thousands)



                                                                                    Six Months Ended June 30,
                                                                                ---------------------------------
                                                                                   2001                   2000
                                                                                -----------           -----------
OPERATING ACTIVITIES
      NET INCOME                                                                $   134,210           $   213,786
      ADJUSTMENTS:
         Depreciation and amortization                                              142,592               111,219
         Accretion of original issue discount                                        13,625                    --

      CHANGES IN OPERATING ASSETS AND LIABILITIES:
         (Increase) decrease in trade and other receivables, net                    (24,653)               16,730
         (Increase) in inventories                                                   (2,798)                 (763)
         (Increase) decrease in prepaid expenses and other                           (8,773)                3,552
         Increase in accounts payable                                                 8,785                21,402
         Increase (decrease) in accrued expenses and other liabilities               17,034               (19,760)
         Increase in customer deposits                                              187,224                87,877
         Other, net                                                                 (11,980)                  564
                                                                                -----------           -----------
      Net cash provided by operating activities                                     455,266               434,607
                                                                                -----------           -----------

INVESTING ACTIVITIES
      Purchase of property and equipment                                         (1,021,839)             (577,099)
      Other, net                                                                    (25,262)               (6,052)
                                                                                -----------           -----------
      Net cash used in investing activities                                      (1,047,101)             (583,151)
                                                                                -----------           -----------

FINANCING ACTIVITIES
      Proceeds from issuance of long-term debt                                    1,574,643               285,000
      Repayment of long-term debt                                                  (292,604)              (63,436)
      Dividends                                                                     (49,972)              (44,458)
      Other, net                                                                      1,045                 1,979
                                                                                -----------           -----------
      Net cash provided by financing activities                                   1,233,112               179,085
                                                                                -----------           -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           641,277                30,541
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                    177,810                63,470
                                                                                -----------           -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $   819,087           $    94,011
                                                                                ===========           ===========

SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized                                      $   102,037           $    63,761
                                                                                ===========           ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

AS USED IN THIS DOCUMENT, THE TERMS "ROYAL CARIBBEAN," "WE," "OUR" AND "US" REFER TO ROYAL CARIBBEAN CRUISES LTD., THE TERM "CELEBRITY" REFERS TO CELEBRITY CRUISE LINES INC. AND THE TERMS "ROYAL CARIBBEAN INTERNATIONAL" AND "CELEBRITY CRUISES" REFER TO OUR TWO CRUISE BRANDS. IN ACCORDANCE WITH CRUISE INDUSTRY PRACTICE, THE TERM "BERTHS" IS DETERMINED BASED ON DOUBLE OCCUPANCY PER CABIN EVEN THOUGH SOME CABINS CAN ACCOMMODATE THREE OR FOUR GUESTS.

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No. 133. The implementation of Statement of Financial Accounting Standards No. 133 and the ineffectiveness of cash-flow hedges did not have a material impact on our results of operations or financial position at adoption or during the six months ended June 30, 2001.

NOTE 3 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters and six months ended June 30, 2001 and 2000 (in thousands, except per share amounts):



                                             Second Quarter Ended June 30, 2001          Second Quarter Ended June 30, 2000
                                        -------------------------------------------   ------------------------------------------
                                          Income         Shares          Per Share     Income          Shares        Per Share
                                        ---------        -------       ------------   ---------        -------      ------------
Basic earnings per share                $  81,713        192,209       $       0.43   $ 108,258        190,951      $       0.57
                                                                       ============                                 ============

Effect of dilutive securities:
       Stock options                                         884                                         1,051
                                        ---------        -------                      ---------        -------
Diluted earnings per share              $  81,713        193,093       $       0.42   $ 108,258        192,002      $       0.56
                                        =========        =======       ============   =========        =======      ============




                                              Six Months Ended June 30, 2001                 Six Months Ended June 30, 2000
                                        -------------------------------------------   ------------------------------------------
                                          Income         Shares          Per Share     Income          Shares        Per Share
                                        ---------        -------       ------------   ---------        -------      ------------
Net income                              $ 134,210                                     $ 213,786
Less: preferred stock dividends                --                                        (1,933)
                                        ---------                                     ---------
Basic earnings per share                $ 134,210        192,185       $       0.70   $ 211,853        186,709      $       1.13
                                                                       ============                                 ============

Effect of dilutive securities:
       Stock options                                       1,119                                         1,707
       Convertible preferred stock             --             --                          1,933          4,219
                                        ---------        -------                      ---------        -------
Diluted earnings per share              $ 134,210        193,304       $       0.69   $ 213,786        192,635      $       1.11
                                        =========        =======       ============   =========        =======      ============



NOTE 4 - LONG-TERM DEBT

In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option(TM) Notes due 2021, respectively. We received net proceeds of $339.4 million from the issuance of zero coupon convertible notes, due 2021, in connection with our May 2001 offering.

The Liquid Yield Option(TM) Notes and the zero coupon convertible notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, that are convertible into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain targeted levels. These conditions were not met at June 30, 2001 for the Liquid Yield Option(TM) Notes or the zero coupon convertible notes and therefore, the convertible feature is not included in the earnings per share calculation.

We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the zero coupon convertible notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding zero coupon convertible notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the zero coupon convertible notes require us to purchase their notes on May 18, 2004.

In June 2001, we drew $180.0 million on our $360.0 million unsecured variable rate term loan.

NOTE 5 - SHAREHOLDERS' EQUITY

During the second quarters ended June 30, 2001 and 2000, we declared cash dividends on common shares of $0.13 and $0.11 per share, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. We currently have eight ships on order for an additional capacity of 19,718 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $392.1 million as of June 30, 2001. Additional deposits are due prior to the dates of delivery of $73.3 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion, and $1.2 billion for 2001, 2002, and 2003, respectively.

LITIGATION. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

NOTE 7 - COMPREHENSIVE INCOME

Comprehensive income for the second quarter and six months ended June 30, 2001 was as follows (in thousands):
                                                Second              Six
                                             Quarter Ended      Months Ended
                                             June 30, 2001      June 30, 2001
                                             -------------      -------------

Net income                                      $81,713            $134,210
Transition adjustment
  SFAS No. 133                                       --               7,775
Changes related to cash flow
  derivative hedges                                (881)             (6,783)
                                                -------            --------
Total comprehensive income                      $80,832            $135,202
                                                =======            ========

NOTE 8 - NEW ACCOUNTING PRONOUNCEMENT

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which addresses how goodwill should be accounted for after having been initially recognized in the financial statements. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 142 to have a material effect on our results of operations or financial position.

                           ROYAL CARIBBEAN CRUISES LTD.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     o    general economic and business conditions,

     o    cruise industry competition,

     o    changes in cruise industry capacity,

     o the impact of tax laws and regulations affecting our business or our principal shareholders,

     o the impact of changes in other laws and regulations affecting our business,

     o    the impact of pending or threatened litigation,

     o    the delivery schedule of new vessels,

     o    emergency ship repairs,

     o    incidents involving cruise vessels at sea,

     o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     o    changes in interest rates or oil prices, and

     o    weather.

RESULTS OF OPERATIONS

SUMMARY

Revenues for the second quarter of 2001 increased 20.7% to $821.7 million from $680.7 million for the same period in 2000. The increase in revenues was due primarily to an increase in capacity, partially offset by a decline in gross revenue per available passenger cruise day. The increase in capacity was due to the addition of RADIANCE OF THE SEAS in April 2001, INFINITY in March 2001, and MILLENNIUM and EXPLORER OF THE SEAS in 2000, partially offset by the cancellation of seven weeks of sailings due to incidents on four ships. Net income for the quarter was $81.7 million, or $0.42 per share on a diluted basis compared to $108.3 million, or $0.56 per share in the second quarter of 2000. Second quarter results were positively affected by $14.0 million related to insurance claims from prior years. The net impact in the quarter of the ships out of service and insurance claims was a decrease in earnings of $12.0 million, or $0.06 per share.

The following table presents statements of operations data as a percentage of total revenues:


                                                Second Quarter Ended June 30,  Six Months Ended June 30,
                                                ----------------------------   -------------------------
                                                     2001          2000           2001           2000
                                                    -----          -----          -----          -----
Revenues                                            100.0%         100.0%         100.0%         100.0%

Expenses:
     Operating                                       61.3           57.4           62.0           57.2
     Marketing, selling and administrative           13.1           15.3           14.2           15.3
     Depreciation and amortization                    9.1            8.0            9.2            8.0
                                                    -----          -----          -----          -----
Operating Income                                     16.5           19.3           14.6           19.5
Other Income (Expense)                               (6.6)          (3.4)          (5.9)          (4.1)
                                                    -----          -----          -----          -----
Net Income                                            9.9%          15.9%           8.7%          15.4%
                                                    =====          =====          =====          =====


Our revenues are seasonal based on the demand for cruises. Recently, demand has peaked during the summer.

REVENUES

Revenues increased 20.7% to $821.7 million in the second quarter of 2001 compared to $680.7 million for the same period in 2000. The increase in revenues for the second quarter was due to a 30.5% increase in capacity, partially offset by a 7.5% decline in gross revenue per available passenger cruise day. The increase in capacity resulted primarily from the introduction into service of RADIANCE OF THE SEAS in April 2001, INFINITY in March 2001, and MILLENNIUM and EXPLORER OF THE SEAS in the second half of 2000. The increase in new capacity was partially offset by the loss of seven weeks of sailings on four ships due to service outages for unscheduled repairs. The decline in gross revenue per available passenger cruise day was primarily due to a general softness in the U.S. economy and a period of significant capacity growth for the company. Net revenue per available passenger cruise day declined 9.2% from the prior year. Excluding the impact of the ship incidents, net revenue per available passenger cruise day declined 8.8% from the prior year. Occupancy for the second quarter was 103.0% compared to 106.1% for the same period in 2000.

Revenues for the first six months of 2001 increased 11.5% to approximately $1.5 billion from approximately $1.4 billion for the first six months of 2000. The increase in revenues was primarily due to a 22.1% increase in capacity, partially offset by an 8.7% decline in gross revenue per available passenger cruise day. Occupancy decreased from 103.9% to 103.0% for the six months ended June 30, 2001. Because of the continued slowing of the U.S. economy and industry supply/demand factors, cruise ticket pricing remains competitive. We are currently forecasting net revenue per available passenger cruise day for the last six months of 2001 to be down 2%-3% on a year-over-year basis.

EXPENSES

Operating expenses increased 29.0% to $504.0 million for the second quarter of 2001 compared to $390.6 million for the same period in 2000, and increased 21.0% to $960.3 million for the first six months of 2001 from $793.8 million in 2000. The increase for the quarter and the six months ended June 30, 2001 was primarily due to the 30.5% and 22.1% increase in capacity, respectively, partially offset by a reduction of 1.1% and 0.9%, respectively, in operating costs per available passenger cruise day. Excluding the impact of the ship incidents previously mentioned and insurance proceeds of $10.0 million related to claims from prior years, operating expenses per available passenger cruise day decreased 1.8% and 1.3%, for the second quarter and first six months of 2001, respectively.

Marketing, selling and administrative expenses increased 3.1% to $107.5 million for the second quarter of 2001 from $104.3 million for the same period in 2000, and increased 3.6% to $220.3 million for the first six months of 2001 from $212.7 million in 2000. Marketing, selling and administrative expenses in the second quarter were positively impacted by $4.0 million related to insurance claims from prior years. Marketing, selling and administrative expenses decreased 21.0% and 15.2% on a per berth basis for the quarter and the six months ended June 30, 2001, respectively, due primarily to cost containment efforts, economies of scale, and the timing of advertising costs. Marketing, selling and administrative expenses as a percentage of revenues were 13.1% and 15.3% for the second quarters of 2001 and 2000, respectively, and 14.2% and 15.3% for the six months ended 2001 and 2000, respectively.

Depreciation and amortization increased 37.1% to $74.9 million in the second quarter of 2001 from $54.7 million during the same period in 2000, and increased 28.2% to $142.6 million for the six months ended June 30, 2001 from $111.2 million for the same period in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) increased to $70.8 million in the second quarter of 2001 compared to $42.4 million in 2000, and to $140.6 million for the six months ended June 30, 2001 versus $83.5 million for the same period in 2000. The increase for the quarter and the six months ended is due primarily to an increase in the average debt level due to our fleet expansion program. Capitalized interest decreased from $11.1 million to $7.5 million and from $20.2 million to $18.1 million for the quarter and six months ended June 30, 2001, respectively, due to lower construction in progress balances associated with ships under construction and lower interest rates.

Included in Other income (expense) for the second quarter of 2001 is approximately $4.7 million of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC. For the six months ended June 30, 2001, Other income (expense) includes $7.2 million of compensation from the shipyard related to the late delivery of a ship and $9.5 million of dividend income from First Choice Holidays PLC.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Net cash provided by operating activities was $455.3 million for the first six months of 2001 compared to $434.6 million for the same period in 2000. The increase was primarily due to the timing of cash receipts related to customer deposits partially offset by a decrease in net income.

Our capital expenditures were $1.0 billion for the first six months of 2001 compared to $0.6 billion for the same period in 2000. Capital expenditures for the six months of 2001 were primarily related to the deliveries of INFINITY and RADIANCE OF THE SEAS as well as deposits for ships under construction. Capital expenditures for the six months of 2000 were primarily related to the delivery of MILLENNIUM and deposits for ships under construction.

During the first six months of 2001, we paid quarterly cash dividends on our common stock of $50.0 million. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of Senior Notes and Liquid Yield Option(TM) Notes due in 2011 and 2021, respectively. These proceeds were primarily utilized in connection with the deliveries of INFINITY and RADIANCE OF THE SEAS and to repay the $0.3 billion outstanding balance on our $1.0 billion revolving credit facility. We received net proceeds of $339.4 million from the issuance of zero coupon convertible notes, due 2021, in connection with our May 2001 offering. In June, 2001, we drew $180.0 million on our $360.0 million unsecured variable rate term loan. These funds are being used for general corporate purposes, including capital expenditures. (See Note 4 - Long-Term Debt.)

Capitalized interest decreased to $18.1 million in the first six months of 2001 from $20.2 million in the first six months of 2000. The decrease is primarily due to a lower average level of investment in ships under construction and lower interest rates.

FUTURE COMMITMENTS

We currently have eight ships on order for an additional capacity of 19,718 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $392.1 million as of June 30, 2001. Additional deposits are due prior to the dates of delivery of $73.3 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion, and $1.2 billion for 2001, 2002, and 2003, respectively.

In June 2001, we deferred our options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. Our right to cancel the options was extended to on or before July 26, 2002.

As of June 30, 2001, we had $4.8 billion of long-term debt. Approximately $45.7 million of this debt is due during the twelve month period ending June 30, 2002.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of June 30, 2001, our liquidity was $2.0 billion consisting of approximately $0.8 billion in cash and cash equivalents and approximately $1.2 billion available on various credit facilities. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to four of the eight ships currently on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.



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                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                            (Registrant)



Date: August 9, 2001                   By: /s/ Richard J. Glasier
                                           -------------------------------------
                                               Richard J. Glasier
                                               Executive Vice President and
                                               Chief Financial Officer




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